UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2014

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION

(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported in a Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 24, 2014, Collabrium Japan Acquisition Corporation (the “Company”) received a written notice on February 20, 2014 from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”), which requires the Company to have at least of 300 public holders for continued listing on the NASDAQ Capital Market. Subsequently, the Nasdaq staff had accepted the Company’s plan to regain compliance with the Minimum Public Holders Rule and provided the Company until August 19, 2014 to demonstrate that it would be able to regain compliance in connection with an initial business combination by August 24, 2014.

On August 28, 2014, the Company received a letter from Nasdaq stating that the Company had failed to complete an initial business combination or demonstrate compliance with the Minimum Public Holders Rule within the required time period and that, accordingly, the Nasdaq staff had initiated procedures to delist the Company’s ordinary shares, units and warrants from Nasdaq.

The Company has requested a hearing to appeal the Nasdaq staff’s delisting determination. The request has stayed the suspension of the Company’s securities and the delisting procedures. The Company’s securities will continue to trade on the Nasdaq Capital Market while the appeal is pending. There can be no assurance that the Company will be successful in its appeal of the delisting determination.

Exhibits

Exhibit No.	Description

99.1	Press release dated September 3, 2014.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 3, 2014

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release dated September 3, 2014.